August 25, 2005

Mail Stop 4561

Mr. Benjamin Barzilay
Chief Financial Officer
ICTS International N.V.
Biesbosch 225
1181 JC Amstelveen
The Netherlands

Re: ICTS International N.V.
        Form 20-F for the year ended December 31, 2004
        Filed July 26, 2005
        File No. 0-28542

Dear Mr. Barzilay:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief